SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

7:21

28 February 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

03007338

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 27 February 2003 as published in the South China Morning Post in Hong Kong on 28 February 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Irene Ko

Irene Ko
Company Secretary

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

3/12

E\cw\sa\SHMB-4Q2002\ltr.doc.3

31/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

ANNOUNCEMENT OF FINANCIAL RESULTS BY SUBSIDIARY –

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2002. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 27 FEBRUARY 2003.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 54.37% subsidiary of SA and a company listed on the Kuala Lumpur Stock Exchange, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2002 in Malaysia on 27 February 2003. The audited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below.

SHMB, a subsidiary of SA listed on the Kuala Lumpur Stock Exchange and in which SA has a 54.37% interest, has announced its audited financial results for the fourth quarter and for the year ended 31 December 2002 in Malaysia on 27 February 2003. The audited Condensed Consolidated Income Statement of SHMB and recommendation on final dividend by the Board of Directors of SHMB are provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE FOURTH QUARTER AND FOR THE YEAR ENDED 31 DECEMBER 2002 – AUDITED

	Three Months Ended		Twelve Months Ended	
	31.12.2002 *RM'000*	31.12.2001 *RM'000*	31.12.2002 *RM'000*	31.12.2001 *RM'000*
Revenue	**60,964**	**39,365**	**233,547**	**217,130**
Operating profit/(loss) before exceptional items	4,117	(4,236)	16,987	23,481
Exceptional items	(3,292)	(36,049)	(3,292)	(36,049)
Operating profit/(loss) after exceptional items	825	(40,285)	13,695	(12,568)
Interest expense	(1,563)	(89)	(4,922)	(278)
Interest income	(4)	34	61	742
Share of results of associated companies	(262)	(1,318)	(3,065)	(2,244)
Profit/(loss) before taxation	**(1,004)**	**(41,658)**	**5,769**	**(14,348)**
Tax expense	2,365	(549)	(764)	(7,195)
Profit/(loss) after taxation	**1,361**	**(42,207)**	**5,005**	**(21,543)**
Minority Interests	319	109	227	(276)
Net profit/(loss) attributable to members of Shangri-La Hotels (Malaysia) Berhad	**1,680**	**(42,098)**	**5,232**	**(21,819)**
Basic Earnings/(Loss) per Ordinary Share (sen)	0.38	(9.57)	1.19	(4.96)
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA – not applicable

Note:

Exceptional Items

Exceptional items of RM3.292 million charged to the SHMB Group's Income Statement for the year ended 31 December 2002 consist of:

i. RM1.693 million write-down of certain development expenditure incurred for the redevelopment project of Palm Beach Resort in Penang, which has been shelved for the time being until market conditions improve.

ii. RM1.168 million further provision for the write-down of the SHMB Group's investments in Traders Yangon Company Ltd, the SHMB Group's associated company in Myanmar.

iii. RM0.431 million net deficit arising from the revaluations undertaken during the year of a subsidiary's property in respect of a golf course and a clubhouse in Sabah.

RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHMB

The Board of Directors of SHMB has recommended a final dividend of 3.0 sen or 3.0% per share less tax of 28% for the year ended 31 December 2002 (2001: final dividend of 3.0 sen or 3.0% per share less tax of 28%). If approved by the shareholders of SHMB at the forthcoming Annual General Meeting to be held on Wednesday, 21 May 2003, the final dividend will be paid to the shareholders of SHMB on Thursday, 12 June 2003.

Together with the interim dividend of 3.0 sen or 3.0% per share less tax of 28% paid to the shareholders of SHMB on 14 October 2002, the dividend for the financial year ended 31 December 2002 including the final dividend will total 6.0 sen or 6.0% per share less tax of 28% amounting to RM19.008 million (2001: 6.0 sen or 6.0% per share less tax of 28% totalling RM19.008 million).

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHMB, A 54.37% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 54.37%) IN THE FINANCIAL RESULTS OF SHMB FOR THE YEAR ENDED 31 DECEMBER 2002 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2002 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 27 February 2003